December 8, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Finest Acquisition, Inc.

Registration Statement of Form S-1

Filed: November 3, 2017

File No. 333-221311

To the men and women of the SEC:

On behalf of Finest Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 30, 2017 addressed to Mr. Thomas DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1 on November 3, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We revised the wording from “NO FACT THAT” to “THE FACT THAT” on the risk factor present on page 8. We also added exhibit 23.2 titled, “Consent of Legal Counsel Included in Legal Opinion Letter (filed as Exhibit 5.1)” to our list of exhibits.

SEC Comment(s) /Analysis

Prospectus Cover Page

1. We note your disclosure throughout the prospectus that you are a shell company. Please revise to disclose your status as such on the prospectus cover page, and clarify that you are deemed to be a shell company because you have no assets and no operations. Provide a risk factor that highlights the consequences of shell company status, such as the prohibition on the use of Form S-8, enhanced reporting requirements, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

COMPANY RESPONSE

We have revised to disclose our status as a shell company on page 1 and added a risk factor on page 12 to disclose the consequences of our shell company status.

Summary Information, page 3

2. Please disclose here and in a risk factor that your auditor has expressed substantial doubt about your ability to continue as a going concern.

COMPANY RESPONSE

We have added the below to page 3, and included similar information in a risk factor on page 12.

“Our auditor has expressed substantial doubt about our ability to continue as a going concern.

Our financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

We demonstrate adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of our financial statements presented herein. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

We have not established any source of revenue to cover our operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful.”

Risk Factors

“Potential conflicts of interest may result in loss of business . . . ,” page 8

3. Please revise this risk factor to specify the potential conflicts of interest. For example, you refer to your sole officer and director’s unspecified “other personal and professional interests” that may result in conflicts of interest relating to the company. Please revise to identify the other personal and employment opportunities to which you refer, and to alert investors of the specific conflicts of interest your sole officer and director may have as a result of such other ventures and activities. Explain how the risks posed by such conflicts of interest make an investment in your securities speculative and risky. In this regard, we note your disclosure on page 26 that Mr. DeNunzio is not an officer or director of any other blank check company but intends to form additional blank check companies in the future that will have business plans that are similar or identical to yours, and that any such future blank check companies may compete with your company in the search for a suitable target. See Item 503(c) of Regulation S-K.

COMPANY RESPONSE

We have revised the risk factor on page 8.

“The shares eligible for future sale may increase the supply of shares . . . ,” page 12

4. You state that this offering will render the shares held by your sole officer and director eligible for sale in the future under Rule 144 of the Securities Act of 1933. We note, however, that these shares will not be eligible for resale until the company has satisfied the conditions provided in Rule 144(i)(2), as you disclose on pages 21 and 22. Please revise.

COMPANY RESPONSE

We have revised the language in the risk factor on page 12 so that it is more clear.

Directors, Executive Officers, Promoters and Control Persons

Background of Directors, Executive Officers, Promoters and Control Persons, page 26

5. Please disclose that Mr. DeNunzio is an operating officer of V Financial Group, LLC, if true. Please briefly describe the principal business of that company. Further, as it appears that you and V Financial Group are under common control, identify it as your affiliate, or advise. Refer to Item 401(e) of Regulation S-K and Rule 405 of the Securities Act of 1933. To the extent V Financial Group is currently pursuing other blank check company offerings, as its website suggests, please also expand upon your disclosure that Mr. DeNunzio is not an officer or director of any other blank check company to disclose that fact here and in the risk factor addressed in comment 2 above.

COMPANY RESPONSE

At this time V Financial Group, LLC and its affiliates (other than Thomas DeNunzio) are not pursuing any blank check company offerings. At this time the only blank check company offering being pursued by Thomas DeNunzio is this offering. He is not currently an officer or director of any other blank check shell company.

Some of the information on the website for V Financial Group, LLC is stale and needs to be updated.

We have added the following to page 26. “At present, Mr. DeNunzio acts as Chief Operating Officer of V Financial Group, LLC, a Rhode Island Limited Liability Company. His duties as Chief Operating Officer consist of assisting clients with Edgar Filing services.”

Certain Relationships and Related Transactions, page 28

6. You disclose that you issued 8,000,000 shares of common stock to your sole officer and director to repay him for expenses that were incurred in connection with your incorporation. We note, however, that your disclosure throughout the prospectus indicates that you issued these shares as compensation for his development of your business plan. Please revise to disclose whether the stock issuance was related to reimbursement or compensation.

COMPANY RESPONSE

We have revised page 28 to clarify the shares were issued in exchange for services rather than repayment for expenses.

General

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

COMPANY RESPONSE

We do not retain and have not provided potential investors any written communications, as defined in Rule 405 under the Securities Act.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 8, 2017

/s/ Thomas DeNunzio

Thomas DeNunzio

President & CEO